

May 16, 2014

VIA E-Mail
Mr. Mark Fioravanti
Executive Vice President and Chief Financial Officer
Ryman Hospitality Properties, Inc.
One Gaylord Drive
Nashville, Tennessee 37214

> **Re:** **Ryman Hospitality Properties, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-13079**

Dear Mr. Mark Fioravanti:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1. We note your list of key performance indicators on page 38. Please tell us how management uses Net Definite Room Nights Booked and whether management considers Net Definite Room Nights Booked for each property as a KPI.

2. We note your disclosure on page 40 regarding trends relating to your sales booking, including the impact of attrition. In future Exchange Act reports, to the extent material, please revise to more specifically describe any material trends in bookings, including quantifying bookings and group bookings in the reporting period.

Note 12 – Commitments and Contingencies, pages 101 – 102

3.   Reference is made to your disclosures regarding the Pension Benefit Guaranty Corporation (PBGC) notification.   We note that you do not currently believe that any of the measures proposed are required or warranted; however there can be no assurances that the PBGC agrees with your conclusions.   Please clarify how you have assessed whether there is at least a reasonable possibility that a loss may be incurred as a result of your interactions with the PBGC.   If there is at least a reasonable possibility, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made.   Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief